Exhibit 21
KIMBALL ELECTRONICS, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

As of June 30, 2019, the significant subsidiaries of the Registrant were as follows:

	Jurisdiction of Incorporation	Percent of Voting Stock Owned By the Registrant
Kimball Electronics Group, LLC	Indiana	100%
Kimball Electronics (Thailand) Ltd.	Thailand	100%
Kimball Electronics Poland Sp. z o.o.	Poland	100%
Kimball Electronics (Nanjing) Co. Ltd. (LLC)	China	100%
Kimball Electronics Tampa, Inc.	Florida	100%
Kimball Electronics Mexico, Inc.	Texas	100%
Kimball Electronics - Mexico S.A. de C.V.	Mexico	100%
Kimball Electronics Netherlands B.V.	Netherlands	100%
Kimball Electronics Romania S.R.L.	Romania	100%
Kimball Electronics Indianapolis, Inc.	Indiana	100%
Kimball Electronics Indiana, Inc.	Indiana	100%
Kimball Electronics Netherlands II B.V.	Netherlands	100%